November 10, 2008

Division of Corporate Finance

United States Securities and Exchange Commission

One Station Place

100 F Street, NE

Washington, D.C. 20549-4561

USA

Attn:	Kathleen Collins
Accounting Branch Chief

RE:	MGT Capital Investments Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed on March 17, 2008
File no. 001-32698

Dear Ms. Collins,

We are writing in response to your oral comments in the telephone conversation today between you, us and Amper, Politziner & Mattia LLP, with respect to Staff’s comments on the above referenced report filed by MGT Capital Investments, Inc (“MGT” or the “Company”).

MGT private placementof Medicsight shares

Following our discussion we have reconsidered our initial accounting treatment of the proceeds of the private placement, by MGT, of Medicsight’s stock.  We now propose to record the entire proceeds of the private placement in APIC.

Medicexchange initial capitalization

Following our discussion we have reconsidered our initial accounting treatment of the proceeds of the capitalization of Medicexchange.  Per Exhibit 2, minority interest will be reflected at its percentage of the net equity of each subsidiary, reconciled for certain items.  The difference will be reflected as additional paid-in capital.

Accordingly, these adjustments will be recorded on a prospective basis in the third quarter in the fiscal year 2008, with the following disclosure:

MGT CAPITAL INVESTMENTS, INC.

KENSINGTON CENTRE, 66 HAMMERSMITH ROAD, LONDON W14 8UD

Tel: +44 (0) 20 7605 7950  Fax: +44 (0) 20 7605 7951  EMAIL  info@mgtci.com  WEB  www.mgtci.com

A COMPANY REGISTERED IN THE STATE OF DELAWARE, USA

During the quarter ended September 30, 2008, the Company completed an analysis of  its accounting for the  sale of subsidiary shares.  Specifically, in December 2006, Medicsight PLC sold 14.0 million shares for approximately $12,379 net of fees, to unrelated third parties.  Based upon the Company’s interpretation of SAB No. 51, Topic 5-H no gain or loss was recognized since this transaction was part of a broader corporate reorganization, as defined, and therefore this amount was originally recorded as minority interest.

During June 2007 the Company sold 11.7 million Medicsight shares to a minority investor.  No gain was recognized on the sale and the proceeds were originally apportioned between minority interest and additional paid in capital.

Also in June 2007 Medicsight sold 29.1 million shares in an IPO for approximately $61,019 net of fees.  Accordingly, no gain was recognized on this sale and the proceeds were originally recorded as minority interest.

In August 2006, as part of the capitalization of Medicexchange, $9,798 of the capital received was originally recorded as minority interest.

The Company has reconsidered its initial accounting interpretation of SAB No. 51, Topic 5-H and other accounting guidance with respect to these transactions and has concluded that the change in the Company’s investment in Medicsight should be reflected as a capital transaction.  The change in the Company’s investment in Medicsight as a result of the two private placements is approximately $10,104, and $14,820 respectively, and the change related to the issuance of shares in an IPO is approximately $34,061.  The change related to the capitalization of Medicexchange is $7,147.  Accordingly the Company has reduced minority interest by approximately $66,132 and has increased additional paid in capital by the same amount.

The reclassification from minority interest to additional paid in capital had no effect on the Company’s assets, liabilities, operating result, earnings per share or cash flows from operations.

See updated attached Exhibit 1 for roll-forward of the minority interest and Exhibit 2 for a reconciliation of the ending minority interest balance based upon each of our subsidiaries’ ending net equity balances to the applicable minority interest holdings percentage.

We would like to express our appreciation for your prompt attention to this letter and are available to discuss any of our responses with you at your convenience.  Please do not hesitate to contact the undersigned at 011 44 207 605 7953.

Yours sincerely

ALLAN ROWLEY

CHIEF FINANCIAL OFFICER

Cc:	Melissa Feider
US Securities and Exchange Commission

Jeff Gordon
Mayer Brown International LLP

Brian Downey
Amper, Politziner & Mattia LLP

		MDST	MDX	Total
07-10-06	Incorporation of Medicexchange	$—	$10	$10
08-17-06	Issuance of shares by Medicexchange	—	9,798	9,798
08-17-06	Reclassification of of APIC adjustment from Medicexchange share issue	—	(7,147)	(7,147)
09-30-06	Minority share of operation loss	—	(115)	(115)
09-30-06		—	2,546	2,546

12-31-06	Issuance of shares by Medicsight	12,379	—	12,379
12-31-06	Reclassification of APIC adjustment share issue	(10,104)	—	(10,104)
12-31-06	Minority share of operating losses	(20)	(342)	(362)
12-31-06		2,255	2,204	4,459

01-15-07	Incorporation of China sub of MDX	—	30	30
12-31-07	Minority share of operating losses	(312)	(211)	(523)
03-31-07		1,943	2,023	3,966

06-20-07	MGT private placement of Medicsight shares	14,820	—	14,820
06-20-07	Reclassification of APIC adjustment from private placement	(14,820)	—	(14,820)
06-21-07	Issuance of shares by Medicsight in an IPO	61,018	—	61,018
06-21-07	Reclassification of APIC adjustment from IPO	(34,061)	—	(34,061)
06-30-07	Minority share of operation losses	(563)	(148)	(711)
06-30-07		28,337	1,875	30,212

09-30-07	Minority share of operating losses	(1,026)	(184)	(1,210)
09-30-07		27,311	1,691	29,002

12-31-07	Minority share of operating losses	(1,446)	(185)	(1,631)
12-31-07		$25,865	$1,506	$27,371

		MDST			MDX
MDST minority interest		$25,865

MDST net equity as at December 31, 2007	$48,826
Minority interest %	45.3%
Minority interest balance based on subsidiary’s net equity balance		$22,141

Reconciling item
Losses above pre-existing minority interest, absorbed by group		3,724

		$25,865

MDX minority interest					$1,506

MDX China net equity			$(700)
Minority interest %			20.0%
Minority interest balance based on subsidiary’s net equity balance				$(140)

MDX plc net equity			$3,190
Minority interest %			26.9%
Minority interest balance based on subsidiary’s net equity				$858
					$718

Reconciling items
Losses greater than minority interest in China, absorbed by group					140

Foreign exchange					648

					$1,506